Exhibit A

IncrediMail Receives Notice from Google
Regarding AdSense Program

TEL AVIV, ISRAEL – January 11, 2008 – IncrediMail Ltd. (NASDAQ: MAIL, www.incredimail-corp.com) (the “Company”), an Internet content and media company, today announced that on January 9th, 2008 it received a notification from Google, stating that Google decided to stop the AdSense partnership with the Company and therefore it is disabling ads to search result pages displayed through the Company’s account, and in addition that the Company’s AdSense account has been disabled.

In 2006 and 2007, search revenues powered by Google’s AdSense program made a significant contribution to the Company’s results.

The Company is currently clarifying the matter with Google and simultaneously exploring alternative relationships, with Google and other vendors.

About IncrediMail Ltd.
IncrediMail is an Internet content and media company. Founded in 1999, IncrediMail’s products bring a new level of fun, personality and convenience to email, desktops and screen savers, and have been downloaded more than eighty million times. Having secured more than ten million active users, IncrediMail is now branching out into Instant Messaging, Web 2.0 and social networking applications, using its unique content and approach to enhance the user experience.

Forward-Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact Information

For further information please contact:

Mr. Yacov Kaufman
Chief Financial Officer
IncrediMail
yacov@incredimail.com

INVESTOR RELATIONS
Conrad Mir
The Investor Relations Group
212-825-3210
cmir@investorrelationsgroup.com